October 15, 2004



Mail-Stop 0408
Via facsimile and U.S. Mail
Mr. Edmund T. Leonard
Chairman and Chief Financial Officer
BV Financial, Inc.
7114 North Point Road
Baltimore, Maryland 21219

	Re:  BV Financial, Inc.
                    Form SB-2
	        File No. 333-119083
                    Filed September 17, 2004

Dear Mr. Leonard:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Alternate Cover Page
Purchase Price of BV Financial Common Stock- page 2
1. Noting that shares may be purchased in the open market, revise herein or add a subsection and disclose several other aspects of open market purchases, such as, how open market purchases will be allocated to plan participants who opt for that election, how it will effect their overall subscription, i.e., will they first be allocated their pro rata purchases from the offering at $10.00, then the remainder of their funds will be used to purchase in the open market.
Also, disclose, if true, that open market purchases will be made immediately when aftermarket trading commences, regardless of price and, who will determine whether to buy open market shares and at what price. Other material aspects of the open market purchases should also be discussed.












Description of the 401(k) Plan
Bay-Vanguard Federal Matching Contributions- page 3
2. Revise to disclose the contributions made for the years ended
6/30/02 and 6/30/03 and the contributions made or due for the 2004 interim period. Also, disclose the number of participants receiving matching contributions for each period.
Bay-Vanguard Federal Discretionary Contributions - page 4
3. Revise to disclose information similar to comment 1 above.

401(k) Plan Investments
4. Revise to add a subsection or another section and briefly discuss therein the timing of contributions, withdrawals, and transfer between funds and any restrictions thereon for plan participants.

Prospectus Cover Page
5. The staff notes the fourth bullet indicating non-priority subscribers may purchase shares, however, the penultimate paragraph on page 1 of the Supplemental Prospectus does not include the category of purchasers. Please make revisions to reconcile these disclosures.

The Offering
After Market Performance- page 5
6. Revise to delete all non-MHC deals. Revise to also include MHC deals between July 1, 2002 and February 28, 2004. In addition, add another column and present the appreciation/depreciation from the date of the deal through the most recent practicable date. In this regard, the table may show individual deals or separate aggregates for the periods already presented and the additional period requested herein.

Benefits of Reorganization to Management - page 7
7. Noting that the incentive plan will require shareholder approval, revise to clarify if the 55% held by the MHC and shares held by the
ESOP will be able to vote and who and how will their vote be determined.






Employment and Change in Control Agreements - page 8
8. Revise to disclose the approximate percentage increase in compensation over current compensation for the agreements referenced.
9. Revise to add a bullet and narrative for the restricted stock awards disclosed in the table on page 9.
10. Revise the table on page 9 to use $10.00 for the value of the stock options. In addition, add another table for the restricted stock awards (noting they cannot be issued for 6 months) and include in the first column the share prices for $8, $10 and $12 dollars and additional columns for values at the minimum, midpoint and maximum shares to be issued in the offering.

Persons Who Can Order Stock ...- page 10
11. Revise the last 2 paragraphs to discuss how and when it will be determined whether a community offering and/or syndicated community offering or underwritten public offering will occur, and whether or not the Company intends to use this Prospectus for those offerings or will be required to prepare and file another Prospectus.

Risk factors
Our continued emphasis on mobile homes- page 14
12. Revise to disclose whether or not the Company buys newly originated loans or seasoned loans, and if seasoned, whether or not new or updated appraisals are required

Our Business - page 31
Mobile Home Loans - page 33
13. Please revise to provide an expanded discussion of the Forward Financial deposit account with you, including your rights and Forward
Financial`s rights under the terms of the account, where it is recorded in your financial statements, how you record the changes in the account in your financial statements and how the amount of each deposit is determined.

Loan Originations, Purchases and Sales - page 35
14. Please revise to discuss the risks associated with participations, particularly purchased participations, and how you monitor the associated credit risks. Also, disclose your exposure to purchased and sold participations for each period presented.

Our Management
Transactions with Bay-Vanguard Federal
15. Supplementally advise the staff if the Company has made loans to entities, construction or otherwise, for structures that were constructed by MJ Birmingham or controlled by Michael Birmingham
III.

Accounting Comments
Management`s Discussion and Analysis
Overview - page 39
16. Please revise this section to discuss the anticipated effects of the ESOP and the stock based incentive plans on future results of operations.

Critical Accounting Policies - page 40
17. Please revise this section to address the following for disclosure of the critical accounting policy related to the Allowance for Loan Losses:

* Discuss what specific "future events" could occur and what impact these events could have on reported results.
* Discuss how accurate your estimates and assumptions have been in the past and how much actual results varied from those estimates.
* Include quantitative disclosure of your sensitivity to change based on other outcomes that are reasonably likely to occur and that would have a material effect on the company.

Refer to Section C of Release No. 33-8098/34-45907.

Average Balances and Yields - page 49
18. Please include federal funds sold in the average balance sheet analysis and the rate/volume analysis. Refer to Item I.A of Industry
Guide 3.

Provision for Loan Losses  - page 50
19. Please revise your discussion to include the specific factors management considered in determining the amount of loan loss provision charged to operations and specifically discuss what caused the drop in the loan loss provision, including a discussion of the changes in non-accrual and delinquent loans and charge-offs between periods. Refer to Instruction (2) to Item IV.A of Industry Guide 3.




Analysis and Determination of the Allowance for Loan Losses - page
56
20. Please revise to clarify the basis for reviewing loss factors annually. It appears all factors considered in developing the allowance for loan losses should be reviewed each period or, at a minimum, on a quarterly basis.

Off-Balance Sheet Arrangements - page 60
21. Please revise the off balance sheet arrangements discussion to clearly reference the effect of the loan commitments on your liquidity. Refer to Instruction 5 of the Instructions to Paragraph
(c) of Item 303 of Regulation S-B.

Impact of Recent Accounting Pronouncements - page 60
22. Please revise your discussion of recent accounting pronouncements here and in Note 1 - Summary of Significant Accounting Policies in the financial statements to include an evaluation of the effect of SOP 03-3 on your financial results.

Net Portfolio Value Simulation Analysis - page 58
23. Please revise the tabular presentation to include the effects of a 200 basis point downward shift in interest rates.

Our Management - page 61
24. Please revise your discussion to explain why you do not have an
audit committee financial expert and why you believe the current committee members have a sufficient level of financial knowledge and
experience to serve as audit committee members.   Refer to Item
401(e)(1)(iii) of Regulation S-B.

Consolidated Financial Statements
Balance Sheet - page F-2
25. Please revise the balance sheet to separately state the amounts of non-interest bearing deposits and interest bearing deposits. Refer to Item 9.03.12 of Regulation S-X.
26. We note in the pro forma capitalization table on page 25 that you have preferred stock shares authorized. For each issue, please revise your balance sheet to include or include in a footnote disclosure the number of shares authorized or issued, as appropriate.
Refer to Item 9.20 of Regulation S-X.




Note 1.  Summary of Significant Accounting Policies
General
27. Please revise to disclose the face amount of significant bank life insurance policies, any restrictions on the use of proceeds and the amount of any loans offset against cash surrender values.

Foreclosed Real Estate - page F-7
28. Please revise your Foreclosed Real Estate accounting policy disclosure on page F-7 to state how you account for foreclosed assets that have a fair value that is less than the related loan balance at the time of acquisition. Refer to Item 9.10(4) of Regulation S-X.
29. Please revise to disclose the authoritative basis for recording in-substance foreclosures as foreclosures in the absence of a legal proceeding. Supplementally tell us the amount of these foreclosures in each period presented, their effect on the financial statements and when the legal proceedings actually took place.

Loans Receivable, Net - page F-7
30. Please revise your disclosure to include a description of your method for recognizing interest income on loans, including a statement about your policy for amortizing net deferred fees or costs. Refer to paragraph 13(a) of SOP 01-6.
31. Please revise your disclosure to include a description of your policy for accounting for cash payments received on impaired loans Refer to paragraph 6(i) of SFAS 118.
32. Please add a disclosure stating what your policy is for determining past due or delinquency status on loans. Refer to paragraph 13(c) of SOP 01-6.

Note 3.  Loans Receivable - page F-12
33. Please disclose the amount of any unamortized premiums or discounts on purchased loans. Refer to paragraph 13(e) of SOP 03-1.
34. Please revise your disclosure of impaired loans on page F-13 to include the following:

* Amount of impaired loans for which there is a related allowance for loan losses and the amount of impaired loans for which there is no related allowance for loan losses.
* The average investment in impaired loans during each reported period.

Refer to paragraph 6(i) of SFAS 118.

Note 7.  Compensation Agreements
35. Please revise the disclosure for the Executive Supplemental
Retirement Plan and the Director Supplemental Retirement Plan to state the expenses incurred during each period of operations.
Refer
to paragraph 11 of SFAS 132(R).

Note 12.  BV Services, Inc. - page F-19
36. Please revise to clarify, if true, that this subsidiary was sold to an un-related third party and to quantify the amount of the gain or loss recognized as a result of this transaction. Disclose the original terms of the note receivable and clarify why fiscal 2003 was the proper period to write it off.

Closing Comment

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Any questions regarding the accounting comments may be directed to Rebekah Moore at (202) 824-5482 or Paul Cline at (202) 942-
1782.
All other questions may be directed to Michael Clampitt at (202)
942-
1772 or to me at (202) 942-1779.

						Sincerely,



						Barry McCarty
						Senior Counsel